Annual Report

Cover Page

Name of issuer:

Medford Brewing Company

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **MA**

Date of organization: **8/31/2015**

Physical address of issuer:

20 Dutton Circle
Medford MA 02155

Website of issuer:

http://www.mbrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$275,598.00	$29,712.00
Cash & Cash Equivalents:	$275,598.00	$18,858.00
Accounts Receivable:	$0.00	$10,854.00
Short-term Debt:	$40.00	$4,737.00
Long-term Debt:	$305,782.00	$24,933.00
Revenues/Sales:	$85,430.00	$62,802.00
Cost of Goods Sold:	$62,796.00	$43,902.00
Taxes Paid:	$565.00	$565.00
Net Income:	($30,266.00)	$6,549.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Medford Brewing Company

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Max Heinegg	Educator / Brewmaster	State	2015
Wendy Pfaffenbach	Educator	State	2015
Nick Bolitho	Sales and Marketing	Medford Brewing Company	2015
Jen Bolitho	Designer	Medford Brewing Company	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined

Max Heinegg	Vice President	2015
Max Heinegg	Director	2015
Max Heinegg	COO	2015
Wendy Pfaffenbach	Secretary	2015
Nick Bolitho	CEO	2015
Nick Bolitho	President	2015
Jen Bolitho	Treasurer	2015
Jen Bolitho	Clerk	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nick Bolitho	400000.0 Common Stock	50.0
Max Heinegg	400000.0 Common Stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Commodity and other price changes may result in increased costs for raw materials and other packaging materials. The price of hops also fluctuates depending on seasonal yields.

Craft beer has had a big rise in popularity over that last ten years, but it might not be as popular in the next ten years, negatively impacting our revenues.

The costs of starting up and running a brewery may be greater than forecasted. Economic and or other factors beyond our control could result in a slower repayment on your investment.

There are a lot of breweries opening in Massachusetts which means that there is ever increasing competition

Medford currently has some alcohol serving restrictions that we are working on with the city and the Alcohol commission. We might have to sell food which could increase the forecast build out costs.

Jen Bolitho and Wendy Pfaffenbach are not full-time officers. Instead, they perform an advisory role the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	800,000	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Nick Bolitho
Issue date	08/30/15

Amount	$24,933.00
Outstanding principal plus interest	$24,933.00 as of 02/04/19
Interest rate	0.0% per annum
Current with payments	Yes

Related party loan from the founder. No set repayment terms or maturity date; intended to be repaid as the company becomes profitable.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Nick Bolitho
Amount Invested	$24,933.00
Transaction type	Loan
Issue date	08/31/15
Outstanding principal plus interest	$24,933.00 as of 02/05/19
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan from the founder. No set repayment terms or maturity date; intended to be repaid as the company becomes profitable.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Medford Brewing Company has been selling beer across Massachusetts for over two years. We have four styles sold in 150+ locations, and add an average of 5-10 locations per week through our partnership with one of the largest distributors in New England. To build on our regional success, we are raising money to open the first brewery in the heart of Medford, MA.

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

Milestones

Medford Brewing Company was incorporated in the State of Massachusetts in August 2015.

Since then, we have:

- First brew sold out in 4 days. Second sold out in two days. The brand was immediately profitable.
- Available in 245+ stores. Adding new stores each week.
- 40% of consumers repurchase.
- Just been taken on by Atlantic Beverage Distributors, one of the largest distributors in New England
- Regionally recognized brand. Received great reviews and press from The Boston Globe, Beer Advocate, Boston Magazine, and The Weekly Dig, just to name a few

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $85,430 compared to the year ended December 31, 2018, when the Company had revenues of $62,802. Our gross margin was 26.49% in fiscal year 2019, compared to 30.09% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $275,598, including $275,598 in cash. As of December 31, 2018, the Company had $29,712 in total assets, including $18,858 in cash.

- *Net Loss.* The Company has had net losses of $30,266 and net income of $6,549 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $305,822 for the fiscal year ended December 31, 2019 and $29,670 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $24,933 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Medford Brewing Company cash in hand is $238,000, as of January 2019. Over the last three months, revenues have averaged $9,038/month, cost of goods sold has averaged $8,980/month, and operational expenses have averaged $6,106/month, for an average burn rate of $6,048 per month. Our intent is to be profitable in 36 months.

We have changed locations for contract brewing due to unforeseen circumstances. The first location cost too much and we lost money, our current location is giving us the best margin we can achieve from contract brewing.

We expect revenue to rise with seasonality and the introduction of new products, but we will also see a huge increase in our expenses with the facility build out and all the costs incurred with that. We have a provisional loan agreement for $300,000 as a top up loan from a local bank to cover the build out costs.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nick Bolitho, certify that:

(1) the financial statements of Medford Brewing Company included in this Form

are true and complete in all material respects ; and

(2) the tax return information of Medford Brewing Company included in this Form

reflects accurately the information reported on the tax return for Medford

Brewing Company filed for the most recently completed fiscal year.

Nick Bolitho
Sales and Marketing

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://mbrewing.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2
    Financials 3

Appendix D: Director & Officer Work History

    Jen Bolitho
    Max Heinegg
    Nick Bolitho
    Wendy Pfaffenbach

Appendix E: Supporting Documents

    Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Medford Brewing Company Revenue Share

    Early Bird Medford Brewing Company Revenue Share

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    Jen Bolitho

    Max Heinegg

    Nick Bolitho

    Wendy Pfaffenbach

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Medford Brewing Company

By

Nick Bolitho
_____
Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

_____
Jennifer Bolitho
Treasurer
4/30/2021

_____
Maximilian Heinegg
co-founder
4/30/2021

_____
Nick Bolitho
Co-Founder
4/16/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC

based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.